Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

June 30, 2009

BARCLAYS

Investor Solutions

Barclays PROSPERTM ETF Notes linked to the Barclays PROSPERTM ETF Portfolio

Overview

The Barclays PROSPERTM ETF Notes linked to the Barclays PROSPERTM ETF Portfolio (the “Portfolio”) provide exposure to the performance of a basket of exchange-traded funds (“ETFs”). The Portfolio tracks the value of a notional investment in (a) index-linked cash deposits (the “cash assets”) and (b) a specified basket of ETFs (the “performance basket”) and index-linked cash deposits representing the notional amount of cash distributed by such ETFs as dividends, net of hypothetical withholding tax (collectively, the “performance assets”). The allocation between the cash assets and the performance assets will vary during the term of the Notes according to a dynamic allocation mechanism (the “PROSPER strategy”). The goal of the PROSPER strategy is to maximize the Portfolio’s exposure to the performance assets while maintaining the value of the Portfolio at or above a minimum protection level (as described below). The composition and the relative weights of the ETFs in the performance basket replicate a growth basket of ETFs selected by the Institute for Wealth Management, a registered investment advisor under the Investment Advisers Act of 1940, as amended.

Minimum Protection Level

The Portfolio is divided into “Portfolio Units”, with each unit representing the value and performance of a single Note. If the Notes are held to maturity, the payment at maturity for each Note will be equal to the greater of (1) the value of a Portfolio Unit (the “Unit NAV”) as of the final valuation date and (2) the minimum protection level as of the final valuation date. The minimum protection level is equal to 85% of the highest Unit NAV attained during the term of the Notes. Since the Unit NAV on the initial valuation date is $1,000, the minimum protection level on any subsequent valuation date, including on the final valuation date, will not be lower than $850, or 85% of the principal amount of the Note.

If the Unit NAV increases, the minimum protection level will increase. If the Unit NAV subsequently decreases, the new minimum protection level will remain at the new higher level.

The following charts show the value of $1,000 invested in a hypothetical Performance Unit during a calculation period from February 3, 2006 to May 4, 2009 relative to the S&P 500 Total Return Index the iShares Russell 1000 Index Fund. Also shown are the initial percentage weights of each ETF in the performance basket on the inception date. The hypothetical Performance Unit is constructed as follows: As of February 3, 2006, its initial value is set at $1,000 and the number of shares of each ETF included in each unit is calculated as (1) $1,000, times (2) the initial percentage weight of the ETF as seen in the pie chart, divided by (3) the closing share price of the ETF on February 3, 2006. The number of shares of each ETF is assumed to be fixed throughout the calculation period. Dividends distributed by the ETFs during the calculation period, net of hypothetical withholding tax, are included in the Performance Unit as cash and accrue interest at the cash rate.

$1,400 $1,200 $1,000 $800

$600

Hypothetical performance unit $400 S&P Total Return Index

$200 iShares Russell 1000 Index Fund $0

2/3/2006 4/3/2006 6/3/2006 8/3/2006 10/3/2006 12/3/2006 2/3/2007 4/3/2007 6/3/2007 8/3/2007 10/3/2007 12/3/2007 2/3/2008 4/3/2008 6/3/2008 8/3/2008 10/3/2008 12/3/2008 2/3/2009 4/3/2009

Performance Basket Weights

16%

30%

7%

2% 3%

10% 22% 10%

iShares Russell 1000 iShares Russell Mid Cap iShares Russell 2000

iShares MSCI EAFE Index Fund iShares MSCI Emerging Markets Index Fund

SPDR DJ Wilshire REIT ETF PowerShares DB Commodity Index Tracking Fund iShares Barclays Aggregate Bond Index

Source: Barclays Capital

Source: Barclays Capital

Investor Solutions

The graphs below illustrate the effect of the PROSPER strategy, assuming that it had been applied on such hypothetical Performance Unit during the same time period from February 3, 2006 to May 4, 2009.

Date - 09 09 08 08 - 08 - 08 08 07 07 - 07 - 07 07 06 06 - 06 06 06 06 - - - 08 - - - 07 - - - - - -Mar Jan Nov Sep Jul - May Mar Jan Nov Sep Jul - May Mar Jan Nov Sep Aug Jun Apr Feb 0$ Protection Minimum 200$ Unit Portfolio 400$ Unit Performance Value 600$ in US 800 $ Dollar 1,000 $ 1,200 $ 1,400 $ Assets Cash Date Assets Performance

- 09 09 08 08 - 08 - 08 08 07 07 - 07 - 07 07 06 06 - 06 06 06 06 - - - 08 - - - 07 - - - - - -Mar Jan Nov Sep Jul - May Mar Jan Nov Sep Jul - May Mar Jan Nov Sep Aug Jun Apr Feb 0% 10% 20% 30%% 40% in 50% Portfolio 60% Unit 70% 80% 90% 100%

Source: Barclays Capital Source: Barclays Capital Past performance of the performance basket and the hypothetical performance of a performance unit applying the PROSPER strategy, is not indicative of the future results of the performance basket, the portfolio or the Notes. What Are the Principal Risks? The principal amount of the Notes is not fully protected. Investors risk losing up to 15% of their initial investment. The PROSPER strategy is a dynamic asset allocation strategy that can lead to an underexposure of the Notes to the performance assets. Even if the value of the Portfolio’s constituent assets increases, the investor may receive less than the principal amount of their investment as a result of the applicable investor fees. The Portfolio has limited historical information.

What Else Should I Know? If the value of the performance basket decreases, notional investments in the cash assets will be increased so that the unit NAV does not fall below the minimum protection level. The PROSPER strategy will shift its investments to cash assets following decreases in the value of the performance basket, which may result in a lower level of exposure to the performance assets. As the PROSPER strategy involves a notional investment in cash assets, the return on the Notes may be less than the return on a direct investment in the performance assets. The Notes are intended to be held to maturity. Investors should be willing to risk losing up to 15% of the principal amount invested. An investment in Barclays PROSPERTM ETF Notes involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the prospectus. Barclays Bank PLC has filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus, and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981. Barclays PROSPERTM ETF Notes (the “Notes”) are unsecured debt obligations of Barclays Bank PLC and are not secured debt. The Notes are riskier than ordinary unsecured debt securities and have limited principal protection. Risks of investing in the Notes include limited portfolio diversification, trade price fluctuations, limited principal protection, and illiquidity. Investing in the Notes is not equivalent to direct investment in the portfolio or portfolio components. The investor fee will reduce the amount of your return at maturity, and as a result you may receive less than the principal amount of your investment at maturity even if the value of the portfolio’s constituent assets have increased. An investment in Barclays PROSPERTM ETF Notes may not be suitable for all investors.

Barclays does not guarantee the accuracy or completeness of information which is contained in this document and which is stated to have been obtained from or is based upon trade and statistical services or other third party sources. Any data on past performance, modelling or back-testing contained herein is no indication as to future performance. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any modelling or back-testing. All opinions and estimates are given as of the date hereof and are subject to change. The value of any investment may fluctuate as a result of market changes. The information in this document is not intended to predict actual results and no assurances are given with respect thereto.

“Barclays PROSPERTM” is a trademark of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners.

Barclays Capital – the investment banking division of Barclays Bank PLC (US Securities Affiliate: Barclays Capital Inc.); Registered in England 1026167. Registered Office: 1 Churchill Place, London E14 5HP; Authorized and regulated by FSA and member of the London Stock Exchange. © 2009, Barclays Bank PLC (All rights reserved). CSNY9001713G